EXHIBIT 21.1

SUBSIDIARIES OF HALOZYME THERAPEUTICS, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization	Percent Owned
Halozyme, Inc.	California	100%
Halozyme Holdings Ltd., a wholly owned subsidiary of Halozyme Switzerland Holdings GmbH	Bermuda	100%
Halozyme Switzerland GmbH, a wholly owned subsidiary of Halozyme Switzerland Holdings GmbH	Switzerland	100%
Halozyme Switzerland Holdings GmbH, a wholly owned subsidiary of Halozyme, Inc.	Switzerland	100%